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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE 13D-2(A).*
__________
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
  1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.
  - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 4)*

                       HAVERTY FURNITURE COMPANIES, INC.
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $1.00 PAR VALUE
                     -------------------------------------
                         (Title of Class of Securities)

                                  419596-20-0
                                 --------------
                                 (CUSIP Number)

                    CHRISTINE M. JONES, CORPORATE SECRETARY
                       HAVERTY FURNITURE COMPANIES, INC.
                      P.O. BOX 54678, CIVIC CENTER STATION
                             ATLANTA, GEORGIA 30379
                                 404/881-1911
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 5, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)
                               Page 1 of 5 Pages
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  CUSIP No. 419596 20 0             13D                        Page 2 of 5 Pages

  1.       NAME OF REPORTING PERSON
           SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           CLARENCE H. RIDLEY, ###-##-####

  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

  3.       SEC USE ONLY



  4.       SOURCE OF FUNDS*

           PF AND 00

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]



  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

  NUMBER         7.    SOLE VOTING POWER
  OF SHARES
  BENEFICIALLY         244,078
  OWNED BY
  EACH           8.    SHARED VOTING POWER
  REPORTING
  PERSON               1,327
  WITH
                 9.    SOLE DISPOSITIVE POWER

                       182,926

                10.    SHARED DISPOSITIVE POWER

                       1,327

  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           245,405

  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]


  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.03%

  14.      TYPE OF REPORTING PERSON*

           IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                   AMENDMENT NO. 4 TO SCHEDULE 13D FILED BY
                              CLARENCE H. RIDLEY


ITEM 1.    SECURITY AND ISSUER.

           This filing constitutes Amendment No. 4 to a Schedule 13D filed by Clarence H. Ridley, partner in the law firm of King & Spalding, Atlanta, Georgia, and a director of Haverty Furniture Companies, Inc. (the "Issuer"), a Maryland corporation, whose principal executive offices are located at 866 West Peachtree Street, NW, Atlanta, Georgia 30308, with respect to the Issuer's $1.00 par value Class A Common Stock (the "Class A Common Stock").


ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is filed by Clarence H. Ridley, an individual whose business address is 191 Peachtree Street, 46th Floor, Atlanta, Georgia 30303. Mr. Ridley is a partner in the law firm of King & Spalding, Atlanta, Georgia and is a director of the Issuer.

           Mr. Ridley has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Mr. Ridley is a citizen of the United States.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

           Since the filing of the most recent amendment to the Schedule 13D (June 17, 1992), Mr. Ridley has become the owner of record and beneficially of additional shares of Class A Common Stock through a three-for-two stock split and a cash purchase of shares in the open market by his sister, Clare Ridley Ranney, with respect to which he holds a Proxy.

           Also, since the filing of the most recent amendment to the Schedule 13D (June 17, 1992), Mr. Ridley exercised certain stock options to purchase Class A Common Stock (on a cashless basis), and allowed certain stock options to expire unexercised.

           In addition, inasmuch as shares of the Issuer's Class A Common Stock are convertible into shares of a second class of common stock of the Issuer, and inasmuch as the Issuer is conducting a program of repurchasing shares of its Class A Common Stock in the open market, the outstanding shares of such class are from time to time reduced as a result of such conversions and repurchases, thereby having the effect of increasing the percentage ownership of Mr. Ridley when such conversions and repurchases occur.



                                  Page 3 of 5
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ITEM 4.    PURPOSE OF TRANSACTION.

           Mr. Ridley holds the shares of Class A Common Stock for investment purposes.


ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           (a) Mr. Ridley beneficially owns in the aggregate 245,405 shares or 8.03% of the outstanding Class A Common Stock of the Issuer.

           (b) Mr. Ridley possesses sole voting power with respect to 244,078 shares of Class A Common Stock, sole investment power with respect to 182,926 shares of Class A Common Stock, and shared voting and investment power with respect to 1,327 shares of Class A Common Stock.

                The following information is provided with respect to shares as to which Mr. Ridley shares voting and/or dispositive power:

                (i) 930 shares are held by Eleanor Horsey Ridley, wife of Clarence H. Ridley.

                     (A) Eleanor Horsey Ridley's residence address is 2982 Habersham Road, NW, Atlanta, Georgia 30305. Mrs. Ridley is a United States citizen.

                (ii) 397 shares are held by Eleanor Horsey Ridley, Custodian for Augusta Morgan Ridley, minor daughter of Clarence and Eleanor Horsey Ridley.

                No person described in this Item 5(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, nor has any such person, during the last five years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree of final order enjoining him or her from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (c) During the past 60 days, the following transactions have occurred:

                (i) On October 5, 1994, Mr. Ridley exercised an option to purchase 3,000 shares of Class A Common Stock at an exercise price of $7.916667.

           (d)  Not applicable.

           (e)  Not applicable.



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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           There are no contracts, arrangements, understandings or relationships between Mr. Ridley or any other person with respect to any securities of the Issuer, except that Mr. Ridley holds a proxy from Clare Ridley Ranney giving him voting power with respect to 61,152 shares.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           There are no exhibits filed with this Amendment No. 4 to Schedule
           13D.


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 4, 1994                        /s/ Clarence H. Ridley
                                               --------------------------------
                                               Clarence H. Ridley
                                               Director
                                               Haverty Furniture Companies, Inc.



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